Michael E. McTiernan

Partner

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004

T +1 202 637 5600

F +1 202 637 5910

Michael.McTiernan@hoganlovells.com

www.hoganlovells.com

April 17, 2014

BY EDGAR AND COURIER

Mr. Duc Dang

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Kite Realty Group Trust
Registration Statement on Form S-4
Filed March 19, 2014
File No. 333-194670

Dear Mr. Dang:

This letter is submitted on behalf of Kite Realty Group Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 10, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 submitted to the Commission on March 19, 2014 (the “Registration Statement”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Registration Statement. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

Financial Analyses, page 94

1.                                      To aid an investor’s understanding, please briefly explain the bases for the capitalization rate and discount rate ranges used for the net asset value and discounted cash flow analyses.

Response to Comment No. 1

In response to the Staff’s comment, when we file Amendment No.1 we will revise the disclosure (changes underlined) on pages 96 and 97 as follows:

Net Asset Value Analysis

The Advisors performed a net asset valuation of the real estate portfolios of Kite Realty and Inland Diversified based on management estimates of Kite Realty (in the case of the Kite Realty valuation) and management estimates of Inland Diversified as adjusted by the management of Kite Realty (in the case of the Inland Diversified valuation). The Advisors calculated the estimated net asset value of Kite Realty’s and Inland Diversified’s operating real estate by selecting capitalization rates, based on their professional judgment and following discussions with the management of Kite Realty, ranging from 6.26% to 6.75% for Inland Diversified and ranging from 6.26% to 6.76% for Kite Realty and applying those rates to the calendar year 2014 estimated cash net operating income generated (post management fee) from existing properties and acquisitions as of December 31, 2013 other than, in the case of Kite Realty, its 50th and 12th, Ridge Plaza and Red Bank Commons properties. Further, for the Inland Diversified analysis, the Advisors accounted for the contractual sales price and implied net asset value of the 1031 Exchange assets, and for the Kite Realty analysis, the Advisors accounted for discounted cash flow value of developments and redevelopments, and the book value of construction in progress, net of construction in progress attributable to developments, redevelopments and new leasing activity.

Discounted Cash Flow Analysis

The Advisors performed a discounted cash flow analysis of each of Kite Realty and Inland Diversified to calculate and compare the estimated present value of the standalone unlevered free cash flows that Kite Realty and Inland Diversified were forecasted to generate their respective 2014 through 2018 fiscal years based on the management estimates of Kite Realty (in the case of the Kite Realty valuation) and management estimates of Inland Diversified as adjusted by the management of Kite Realty (in the case of the Inland Diversified valuation). The Advisors calculated terminal values for Kite Realty and Inland Diversified by applying terminal forward EBITDA multiples of 15.0x to 16.0x to the estimated calendar year 2018 EBITDA of each of Kite Realty and Inland Diversified. The cash flows and terminal values were then discounted to present values using discount rates ranging from 7.0% to 8.0% and combined to arrive at implied enterprise values. The Advisors selected the discount rates based on their professional judgment and based on discount rates applicable to selected companies in the strip center real estate investment trust sector, as provided by publicly-available sources.

Certain Kite Realty and Inland Diversified Unaudited Prospective Financial Information, page 108

2.                                      If the unaudited prospective financial data represents an increase from the 2013 historical experience of Kite Realty and Inland Diversified, assuming the sale of the net leased properties, please quantify such increase in these subsections. Discuss management’s basis for any increases so that investors can place management’s numbers into context when evaluating the analyses discussed in the previous subsections.

Response to Comment No. 2

In preparing their respective prospective financial information, both Kite Realty and Inland Diversified made a number of assumptions regarding, among other things, interest rates, occupancy, rents, tenant terminations and renewals, new leases, redevelopments, developments and recurring capital expenditures.  Kite Realty and Inland Diversified have each separately confirmed to us that their respective assumptions and the resulting prospective financial information are consistent with their respective historical operating trends.

In response to the Staff’s comment, we have provided 2013 EBITDA, FFO and AFFO for Kite Realty, based on 2013 historical results, and for Inland Diversified, based on 2013 historical results as adjusted for the sale of the net leased properties.  We advise the Staff that in addition to the assumptions discussed above, the prospective financial information reflects the full year effects of significant acquisitions and developments completed during 2013.  For example, in November 2013, Kite Realty acquired a portfolio of nine retail operating properties for an aggregate purchase price of $304 million.  The contributions of these properties to EBITDA, FFO and AFFO are reflected for less than two months in 2013 results and for the entire year for prospective 2014 results.  In order to assist the Staff in its review, we have also included 2013 pro forma data, as adjusted, for Kite Realty for each of these financial metrics. These data have been adjusted downward by excluding therefrom a gain on sale of an outlot of $3.9 million and a lease termination fee of $1.6 million, both of which were recorded in 2013.

Kite Realty

	2013	2013 Pro Forma, as adjusted
EBITDA	$82	$101
Funds from Operations (FFO)	$49	$66
Adjusted Funds from Operations (AFFO)	$35	$52

Inland Diversified (as adjusted for net lease transaction)

2013
EBITDA	$111
Funds from Operations (FFO)	$66
Adjusted Funds from Operations (AFFO)	$59

Comparative Stock Prices and Dividends, page 185

3.                                      Please tell us how many specified dates you will provide to aid investors’ understanding of the volatility and risk associated with the low end of your exchange ratio.

Response to Comment No. 3

In accordance with Item 3(g) of Form S-4, we have disclosed the Kite Realty common share market price and Inland Diversified equivalent per share value as of the trading day immediately prior to the execution of the merger agreement.  In addition, we will provide equivalent information as of the date prior to the filing of our final pre-effective amendment.  In response to your comment, we will also expand the three years of Kite Realty market price data provided on the following page to include the high and low trading prices for Kite Realty common shares for the first quarter of 2014.  This will provide shareholders more than three years of Kite Realty trading data relevant to understanding the volatility of the share price.  Lastly, in response to your comment, we will update the chart reflecting the implied value of the merger consideration on page 3 to include the implied value based on the Kite Realty common share market price as of the date prior to the filing of our final pre-effective amendment.

4.                                      Please clarify how you will disclose to shareholders the exact exchange ratio, once determined, prior to the deadline to vote.

Response to Comment No. 4

Both Kite Realty and Inland Diversified will disclose on their respective public websites the exact exchange ratio on the day it is calculated and will continue to maintain this information on their respective public websites through their respective shareholder meeting dates.  In addition, each company will issue a press release with this information and file the press release with the SEC pursuant to Rule 425.  In Amendment No. 1, we will revise the disclosure in the “Additional Information” section at the front of the proxy statement/prospectus to inform shareholders of our plan to disclose this information.

Exhibits

5.                                      Please file or provide in draft form the necessary opinions.

Response to Comment No. 5

We will file the necessary opinions as exhibits to our next pre-effective amendment.  We will supplementally provide the staff with drafts of these opinions in a separate letter.

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The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5684.

Sincerely,

/s/ Michael E. McTiernan

Michael E. McTiernan

Enclosures